FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Release of:

                               January 31, 2002;
                               February 4, 2002;
                               February 6, 2002



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                       Investment in TCL Holding Company

VANCOUVER, CANADA January 31, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that on January 25, 2002 Nam Tai entered an agreement with Huizhou Investments Holdings Company Limited ("Huizhou Investments") to acquire a 6% equity interest in the parent company of the TCL Group of Companies, TCL Holdings Corporation Ltd. ("TCL Holdings") for a consideration of approximately USD $12 million, which will be financed internally from operating cash flows and existing cash on hand. Subject to the satisfaction of a number of conditions and government approval, the transaction is expected to close within sixty days.

Huizhou Investments is a wholly-state owned limited liability company registered in Huizhou, the Peoples Republic of China. Huizhou Investments' decision to reduce its interest in TCL Holdings is consistent with the PRC government's policy to reduce its ownership interest in numerous state-owned enterprises.

Nam Tai in October 2000 acquired a 5% indirect interest in Huizhou TCL Mobile Communication, a member of the TCL Group of Companies. Huizhou TCL Mobile Communication is one of China's largest companies engaged in the design, manufacturing, sales and marketing of mobile phones. It has production facilities in the PRC, and is one of 27 authorised GSM handset manufacturers and one of 20 authorised CDMA handset manufacturers in the PRC. For the year ended December 31, 2001 Huizhou TCL Mobile Communication anticipates net income of not less than $36 million. Huizhou TCL Mobile Communication is also a customer of Nam Tai, as it currently purchases rechargeable battery packs from BPC (Shenzhen) Co., Ltd. - a joint venture company owned by Nam Tai and Toshiba Battery Co., Ltd.

The TCL Group is controlled by TCL Holdings, a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Holdings' scope of business includes the import and export of raw materials, the design manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products.

With this transaction both Nam Tai and the TCL Group aim to create a strategic partnership which will allow the parties to support and co-ordinate with each other to expand and develop new business in the manufacturing and marketing of consumer electronic products, including telecommunication products in the growing domestic China market and globally.

Following our earlier investment in Huizhou TCL Mobile Communication, Nam Tai is pleased to have the opportunity to increase its investment in the TCL Group of Companies, especially in the parent company TCL Holdings Company. We are looking forward to both parties achieving increased business and benefits to each other in the future as a result of this strategic partnership.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, statements regarding increased business, expansion of business and development of new business are uncertain forward looking statements which are dependant upon many factors including the successful closing of the transaction, end-user demand for mobile phones in China and globally, and possible changes government policy in China. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
               Q4 Sales Up 9.4%, EBITDA Per Share $1.13 vs. $0.50
         2001 Sales Up 9.5%, Adjusted EBITDA Per Share $2.84 vs. $2.33

VANCOUVER, CANADA February 4, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced unaudited results for the fourth quarter ended December 31, 2001.

Net sales for the fourth quarter of 2001 were a record of $67.1 million, an increase of 9.4% compared to net sales of $61.3 million for the fourth quarter of 2000. Operating income for the fourth quarter of 2001 was $6.2 million ($0.59 per share) an increase of 238.8% compared to operating income of $1.8 million ($0.18 per share) for the fourth quarter of 2000. Net income for the fourth quarter of 2001 increased 443.6% to $8.7 million compared to $1.6 million for the fourth quarter of 2000. Basic and diluted earnings per share for the fourth quarter of 2001 were $0.83 and $0.82 versus $0.16 for the fourth quarter of 2000.

The cash net income for the fourth quarter of 2001 was $9.1 million ($0.86 per share) compared to adjusted cash net income of $3.4 million ($0.34 per share) for the fourth quarter of 2000. EBITDA for the fourth quarter of 2001 was $12.0 million ($1.13 per share) compared to adjusted EBITDA of $5.1 million ($0.50 per share) for the fourth quarter of 2000.

Net sales for the twelve months ended December 31, 2001 increased 9.5% to $234.0 million from $213.7 million for the twelve months of 2000. Operating income including one-time charges for the twelve months of 2001 decreased 51.2% to $5.1 million ($0.49 per share) compared to operating income of $10.5 million ($1.12 per share) for the twelve months of 2000. Net income for the twelve months of 2001 was $9.0 million. This compares to net income of $24.0 million for the twelve months of 2000, including an $11 million gain from the sale of a non-core asset. Basic and diluted earnings per share for the twelve months of 2001 were $0.88 and $0.87 compared to $2.63 and $2.56 for the prior year period.

The Company is pleased with the strong rebound of business in the fourth quarter of 2001 and record sales. Operating income for the fourth quarter of 2001 increased by 238.8% compared to the prior year period as a result of the improved gross profit margin and a lower level of SG&A expenses. The continuous effort in material cost reduction, cost realignment, tightened inventory and overhead control, as well as higher capacity utilization helped to improve gross profit margin from 15.3% in the third quarter to 17.6% in the fourth quarter of 2001. Since consolidating the marketing and administration offices into a centralized location, the Company has better utilized its resources leading to reduced SG&A expenses. Net income for the fourth quarter of 2001 increased by 443.6% compared to the prior year period as a result of above-mentioned and the contribution from investments in Huizhou TCL Mobile Communication Co., Ltd. and Deswell Industries, Inc. (NASDAQ Symbol: DSWL). Despite the challenging environment, the Company always has the confidence to seek further business expansion and investment opportunities.

As a result of improved asset management, inventory was reduced to $11.9 million or 17.2 turns as of December 31, 2001 from $27.2 million or 6.7 turns as of December 31, 2000 which is much better than the Company's targeted stock level of 8 turns or 1.5 months. The Company continues to maintain a strong financial position, with $5.64 of cash per share and $16.28 of net book value per share, based on 10,401,940 shares outstanding as at December 31, 2001. The Company, as at December 31, 2001, had a cash to current liabilities ratio of 1.40, a current ratio of 3.01, a total assets to total liabilities ratio of 4.10, and approximately $58.7 million of cash on hand.

With the Company's strong financial position, and net cash provided by operating activities of $23.2 million in 2001, it will continue making necessary investments to support future growth. The external structure of the new 138,000 square feet factory building was completed on time and on schedule. Installation of machinery and fixtures is under progress, but there will be a slight delay to commence production due to the change of the original layout of the Clean Room from one floor to two floors to cope with business expansion, but it will be finished within the second quarter of 2002. Machineries in respect of the $15 million new STN LCD Panel production line were received, installation and testing is expected to be completed by end of February, 2002. The Company is also pursuing merger and acquisition as well as other investment opportunities to help augment its internal growth.

Summary of December 31, 2001 Financial  Results
Excluding  one-time charges and amortisation of goodwill
(In Thousands of US Dollars except share data)

                                  Three months ended     Twelve months ended
                                     December 31              December 31
                                 2001         2000         2001         2000
---------------------------- ------------ ------------ ------------ ------------
Net sales                         67,086       61,307      234,006      213,688
Gross profit  (1)                 11,792        8,221       35,815       31,653
Operating income (1,2)             6,197        1,829       12,394       10,860
Net income (1-3)                   8,665        2,942       16,835       13,623
EPS diluted                         0.82         0.29         1.62         1.45
Cash net income (1-4)              9,121        3,397       18,661       14,223
Cash EPS diluted                    0.86        0.34          1.80         1.52
EBITDA (1-4)                      11,959        5,058       29,513       21,876
EBITDA per share diluted            1.13         0.50         2.84         2.33
---------------------------- ------------ ------------ ------------ ------------

1. Excludes $5.5 million in inventory write-offs and provisions for slow moving raw materials and $0.3 million for severance payment for the twelve months ended December 31, 2001.
2. Excludes stock option compensation expense of $0.8 million and realignment charges (including additional provisions for severance payments) of $0.7 million for the twelve months ended December 31, 2001.
3. Excludes provision for impairment in value of non-core assets of $0.5 million for the twelve months ended December 31, 2001, and an $11 million gain on the sale of non-core assets in the year 2000.
4. Excludes amortization of goodwill of $0.5 million and $1.8 million for the three months and twelve months ended December 31, 2001.


Outlook

Despite the difficult challenges of 2001, including the global economic slowdown and the WTC disaster, Nam Tai achieved its 13th consecutive profitable year. Based on improved sales and profitability in the fourth quarter of 2001 and information from customers, management is confident in the business prospects for 2002. Still, due to uncertain economic indications and recent world events, results may differ. With Nam Tai's strong financial position, strong customer relationships, and an experienced management team we are well prepared to cope with any uncertainty. To minimize the impact of uncertainties in 2002, and achieve steady long-term growth, management plans to implement further cost realignments and salary reductions to increase the Company's competitive position.

The Company is proud that it has achieved three consecutive quarters of sales growth. First quarter sales are traditionally affected by seasonality resulting from both the closing of the Company's factories in China for two weeks for the Chinese New Year holidays and the general reduction in sales following the holiday season. As a result, the Company may not achieve sequential sales growth in the first quarter of 2002.


Repurchase Program

On October 1, 2001 the Company announced a stock repurchase program to buy-back up to an aggregate of two million common shares in the open market from time to time at prevailing market prices in accordance with SEC Rule 10b-18. As at February 1, 2002 the Company repurchased 157,000 of its common shares at an average price of $16.73. The stock re-purchase program is scheduled to continue until the end of June 2002 unless extended or shortened by the board of directors.


Fourth Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, February 4, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Shareholders, media, and interested investors are invited to listen
to      the      live       conference       over      the      Internet      at
http://www.videonewswire.com/event.asp?id=2673  or over  the  phone  by  dialing
(651) 224-7472 just prior to its start time. Users will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film
(COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's statements regarding future business expansion and investment opportunities are uncertain forward looking statements which are uncertain and dependant upon many factors including the level of overall growth in the electronics manufacturing services ("EMS") industry, end-user demand, global economic conditions, and changes government policy in China. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
(In Thousands of US Dollars except per share data)

                                                        Three months ended     Twelve months ended
                                                            December 31            December 31
                                                       2001       2000         2001          2000
-------------------------------------------------------------- ------------ ------------ -------------
Net sales                                          $  67,086   $  61,307    $  234,006   $  213,688
Cost of sales                                         55,294      53,086       203,974      182,096
                                                   ----------- ------------ ------------ -------------

Gross profit                                          11,792       8,221        30,032       31,592

Costs and expenses
  Selling, general and administrative expenses         4,907       5,477        21,974       17,646
  Research and development expenses                      688         915         2,954        3,489
                                                   ----------- ------------ ------------ -------------
                                                       5,595       6,392        24,928       21,135

                                                   ----------- ------------ ------------ -------------
Income from operations                                 6,197       1,829         5,104       10,457


Gain on disposal of Land                                   -           -            18          355
Interest income                                          213         736         1,195        3,300
Other income (loss) - net                              1,473      (1,487)        1,318       10,033
Equity in income (loss) of affiliated companies        1,099         (79)        1,867         (189)
                                                   ----------- ------------ ------------ -------------

Income before income taxes and minority interest       8,982         999         9,502       23,956
Income taxes (expense) benefit                          (111)        597          (227)          33
                                                   ----------- ------------ ------------ -------------
Income before minority interest                        8,871       1,596         9,275       23,989
Minority interest                                       (206)         (2)         (230)          12
                                                   ----------- ------------ ------------ -------------
Net income                                         $   8,665   $   1,594    $    9,045   $   24,001
                                                   =========== ============ ============ =============

Net income per share
  Basic                                            $    0.83   $    0.16    $     0.88   $     2.63
                                                   =========== ============ ============ =============
  Diluted                                          $    0.82   $    0.16    $     0.87   $     2.56
                                                   =========== ============ ============ =============

Weighted average number of shares (`000')
  Basic                                               10,470       9,854        10,274        9,114
  Diluted                                             10,571      10,097        10,393        9,375


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2001 AND DECEMBER 31, 2000
(In Thousands of US Dollars)

                                                              Unaudited     Audited
                                                             December 31  December 31
                                                                 2001        2000
--------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                 $   58,676   $  58,896
  Marketable securities                                          9,505       7,937
  Accounts receivable, net                                      41,968      37,550
  Inventories                                                   11,892      27,172
  Prepaid expenses and deposits                                  2,377       1,755
  Income taxes recoverable                                       1,353       2,042
                                                            --------------------------
     Total current assets                                      125,771     135,352

Investments in affiliated companies                              3,921       2,054

Property, plant and equipment, at cost                         105,536      71,624
Less: accumulated depreciation and amortization                (35,122)    (27,025)
                                                            --------------------------
                                                                70,414      44,599
Intangible assets - net                                         23,060      24,996
Other assets                                                     1,407       1,369
                                                            --------------------------
     Total assets                                           $  224,573   $ 208,370
                                                            ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
  Notes payable                                             $    1,547   $   1,499
  Short term debt                                                    -          24
  Long term bank loan - current portion                          2,140            -
  Accounts payable and accrued expenses                         34,258      40,224
  Amount due to a related party                                  2,733       2,691
  Dividend payable                                               1,023         904
  Income taxes payable                                              88         442
                                                             --------------------------
    Total current liabilities                                   41,789      45,784

Long-term bank loan - Non current portion                       12,860           -
Deferred income taxes                                              151          34
                                                            --------------------------
    Total liabilities                                           54,800      45,818

Minority interest                                                  422         188

Shareholders' equity:
  Common shares                                                    104         102
  Additional paid-in capital                                   111,368     105,963
  Retained earnings                                             57,864      56,304
  Accumulated other comprehensive income (Note 1)                   15          (5)
                                                            --------------------------
    Total shareholders' equity                                 169,351     162,364

    Total liabilities and shareholders' equity              $  224,573   $ 208,370
                                                            ==========================


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
(In Thousands of US Dollars)

                                                                 Three months ended     Twelve months ended
                                                                     December 31            December 31
                                                                 2001         2000        2001        2000
------------------------------------------------------------ ----------- ------------ ------------ -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $   8,665   $   1,594    $   9,045    $  24,001
Adjustments  to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation and amortization                                 3,013       2,697       12,273        8,121
   Loss (gain) on disposal of property, plant and                  245          11          378         (244)
     equipment
   Unrealized gain on marketable securities                     (2,005)       (433)      (1,568)        (433)
   Loss (gain) on disposal of marketable securities                  -       1,348            -       (9,435)
   Gain on disposal of investment in an affiliated company           -           -            -       (1,346)
   Equity in (income) loss of affiliated companies              (1,099)         79       (1,867)         189
                   less dividend received and amortization
   Fair value of shares issued as compensation                       -           1            -          136
   Deferred income taxes                                           117        (110)         117         (110)
   Minority interest                                               206           2          230          (12)
Changes in current assets and  liabilities,  net of
effects of acquisitions and disposals:
   Increase in marketable securities                                 -          (4)           -       (7,504)
   Decrease (increase) in accounts receivable                      670       4,858       (4,378)      (5,137)
   Decrease (increase) in inventories                            5,408      (4,137)      15,302      (13,245)
   Decrease (increase) in prepaid expenses and                   3,224          25         (620)         407
    deposits
   (Increase) decrease in income taxes recoverable                (189)       (210)         689           28
   Increase (decrease) in notes payable                          1,525         578           48       (6,331)
   (Decrease) increase in accounts payable and                  (4,353)     (7,140)      (6,062)       7,203
     accrued expenses
   (Decrease) increase in amount due to a                       (1,311)      2,691            2        2,691
     related party
   Decrease in income taxes payable                                (95)       (462)        (354)        (114)
                                                             ----------- ------------ ------------ -----------
            Total adjustments                                    5,356        (206)      14,190      (25,136)
                                                             ----------- ------------ ------------ -----------
Net cash provided by (used in) operating activities          $  14,021   $   1,388    $  23,235    $  (1,135)
                                                             ----------- ------------ ------------ -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                 $  (8,338)  $  (1,310)   $ (36,013)   $  (3,579)
   Proceeds from disposal of investment                              -       1,626            -       24,214
   Proceeds from disposal of investment in an                        -           -            -        3,875
   affiliated company
   Proceeds from disposal of property, plant and equipment         415           -          698          388

   (Increase) decrease in other assets                             (38)        (36)         (38)         123
   Increase in investment of subsidiaries / acquisition of           -      (7,872)         (85)      (7,872)
     subsidiaries
   Purchase of interest in affiliated companies                      -           -            -       (2,243)
                                                             ----------- ------------ ------------ -----------

   Net cash (used in) provided by investing activities       $  (7,961)  $  (7,592)   $ (35,438)   $  14,906
                                                             ----------- ------------ ------------ -----------



CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                    $  (1,461)  $       -    $  (3,353)   $     (73)
   Repayment of short term debt                                      -          (1)         (24)          (1)
   Proceeds from shares issued on exercise of options and            1       1,288        4,307        2,753
     warrants
   New bank loan raised                                         15,000           -       15,000
                                                                                                          -
   Contribution by minority interest                                 -           -            -          200
   Dividends paid                                               (1,032)       (793)      (3,947)     (11,973)
                                                             ----------- ------------ ------------ -----------
Net cash provided by (used in) financing activities          $  12,508   $     494    $  11,983    $  (9,094)
                                                             ----------- ------------ ------------ -----------

Effect of foreign currencies on cash flows                           -           9            -            4
                                                             ----------- ------------ ------------ -----------
Net increase (decrease) in cash and cash
equivalents                                                     18,568      (5,701)        (220)       4,681
                                                             ----------- ------------ ------------ -----------
Cash and cash equivalents at beginning of period                40,108      64,597       58,896       54,215
                                                             ----------- ------------ ------------ -----------
Cash and cash equivalents at end of period                   $  58,676   $  58,896    $  58,676    $  58,896
                                                             =========== ============ ============ ===========


NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
(In Thousands of US Dollars)

1. Accumulated  other   comprehensive   income   represents   foreign  currency
translation adjustments. The comprehensive income of the Company was $9,065 and $23,952 for the twelve months ended December 31, 2001 and December 31, 2000, respectively.
2. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                               Three months ended                Twelve months ended
                                                  December 31                        December 31
---------------------------------------- ------------------------------- -- ------------------------------
                                              2001            2000               2001           2000
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers            $     57,583    $     55,341       $    206,902    $    202,364

   - PRC, excluding Hong Kong:
       Unaffiliated customers                   9,503           5,966             27,104          11,324
       Intersegment sales                      45,791          42,216            160,503         180,065

   - Intersegment eliminations                (45,791)        (42,216)          (160,503)       (180,065)
                                         --------------- ---------------    --------------- --------------

         Total net sales                 $     67,086    $     61,307       $    234,006    $    213,688
                                         =============== ===============    =============== ==============

Income (loss) from operations within:
   - PRC, excluding Hong Kong            $      5,017    $        227       $      4,848    $      6,549
   - Hong Kong                                  3,648           1,367              4,197          17,452
                                         --------------- ---------------    --------------- --------------

         Total net income                $      8,665    $      1,594       $      9,045    $     24,001
                                         =============== ===============    =============== ==============


                                             As at           As at
                                          Dec 31, 2001    Dec 31, 2000
---------------------------------------- --------------- ---------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong            $      60,866   $      71,242
   - Hong Kong                                 163,707         137,128
                                         --------------- ---------------
         Total assets                    $     224,573   $     208,370
                                         =============== ===============


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

      NAM TAI ELECTRONICS, INC. RAISES ANNUAL DIVIDEND FROM $0.40 TO $0.48
                 -- DIVIDENDS OF $0.12 TO BE PAID QUARTERLY --

VANCOUVER, CANADA February 6, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that for the nineth consecutive year it is increasing its dividend. The annual dividend will increase to $0.48 per share for 2002 up from $0.40 per share in 2001. The increase in the dividend is intended to show Nam Tai's confidence for continued growth. The Company will pay quarterly dividends of $0.12 per share commencing with the first quarter dividend to be paid on or before April 21, 2002 to shareholders of record at the close of business on April 1, 2002.

Annual General Meeting Record Date

The Company will hold its Annual Shareholders Meeting on Friday, June 14, 2002 at 11:30 a.m. in Los Angeles. The record date is May 1, 2002.

Fourth Quarter Results Analyst Conference Call Replay

Shareholders, media, and interested investors who were not able to listen to Monday's Fourth Quarter Results Analyst Conference Call are invited to listen to a replay of the call over the internet by visiting Nam Tai's website at www.namtai.com or by clicking http://www.videonewswire.com/event.asp?id=2673.

Changes to Senior Management and the Board of Directors

The Company is pleased to announce that Mr. Tadao Murakami will again assume the position of Chairman of the Board following Mr. Takizawa's retirement and resignation as a director. Mr. Takizawa will continue to support Nam Tai as a technical consultant, and director for two of Nam Tai's subsidiary companies. Mr. Murakami previously served as Nam Tai's Chairman from September 1998 until March 2001.

The Company is also pleased to announce the promotion of Mr. Joseph Li from the position of President to Chief Financial Officer. Mr. Li will supervise all financial controllers in the Nam Tai Group to handle daily finance and operating matters. Mr. Li replaces Mr. Koo who is retiring as the acting Chief Financial Officer. Mr. Koo will remain as an executive director.

The Company's Chief Executive officer continues to be Mr. Toshiaki Ogi who joined Nam Tai in February 2001. Prior to joining Nam Tai Mr. Ogi was a senior director for Toshiba Battery Co., Ltd., Nam Tai's joint venture partner in its rechargeable battery pack business. Mr. Ogi has 35 years of sales and marketing experience with Toshiba Corp. including 1.5 years with Toshiba Battery.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.



The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ JOSEPH LI
                             -----------------------
                                    JOSEPH LI
                            CHIEF FINANCIAL OFFICER


Date:  February 8, 2002